Exhibit 4.1

ZENITH NATIONAL INSURANCE CORP.

2007 EMPLOYEE STOCK PURCHASE PLAN

1.             Purpose

The purpose of the 2007 Employee Stock Purchase Plan (“Plan”) is to attract and retain employees of outstanding ability and to motivate them to dedicate their maximum productive efforts to Zenith National Insurance Corp. (“Zenith”) and its direct and indirect subsidiaries. It is contemplated that only some of Zenith’s subsidiaries will adopt the Plan and Zenith and such adopting subsidiaries are herein referred to collectively as the “Companies” or individually as the “Company.” Under the Plan, certain employees of the Companies are able to purchase conveniently and systematically Zenith’s common stock, par value $1.00 per share (“Common Stock”), through payroll deductions supplemented by contributions by the Companies.

2.             Definitions

For the purposes of this Plan:

(a)           “Employee” means any person over 18 years of age who is carried on the payroll of a Company, as a full-time employee.

(b)           “Administrator” means the person(s) or entity designated by Zenith’s Board of Directors to organize, oversee, run and otherwise administer the Plan. The Administrator, in its sole discretion, may engage others to perform certain of its administrative and recordkeeping functions.

(c)           “Participant” means any Employee who files a written application in compliance with Section 4(a) hereof.

(d)           “Payroll Period” means the period from the date on which the Employee customarily receives payment of regular salary or wages to the next successive date on which the Employee customarily receives such payment.

(e)           “Brokerage Firm” means any business enterprise which is lawfully entitled to deal in securities on the over-the-counter exchange and derives a substantial portion of its revenues from dealing in securities on major national exchanges.

(f)            “Street Account” means an account at a Brokerage Firm that is held for the benefit of all of the Participants in which the Common Stock purchased under this Plan is maintained. The Administrator shall cause records to be kept, in which each individual Participant’s interest in the Street Account is allocated to him or her.

3.             Eligibility

Every Employee of the Companies shall be eligible to participate in the Plan.

4.             Participation; Payroll Deductions

(a)           Each eligible Employee may become a Participant in the Plan by filing a written application on such form as may be prescribed by the Administrator with the respective Company’s payroll office. Each application of an Employee shall become effective for the first Payroll Period beginning in the calendar month next succeeding the date on which such application is received.

(b)           The Participant’s application shall specify the amount (the “Payroll Deduction Amount”) the Participant elects to contribute to the Plan for each Payroll Period and shall authorize the respective Company to withhold such amount from the salary or wages of such Participant with respect to each Payroll Period thereafter until such Participant’s participation in the Plan is terminated or until the amount of such deductions shall be changed or suspended as hereinafter provided. Notwithstanding anything to the contrary contained herein, no more than an amount equal to twenty-five percent (25%) of a Participant’s pre-tax salary or wages may be contributed to the Plan on an annual calendar year basis.

(c)           A Participant’s application may be amended, by the Participant, to increase or decrease or to suspend the Payroll Deduction Amount; provided, however, that (i) the Payroll Deduction Amount may be increased only once, decreased only once and suspended only once in any calendar year and (ii) any suspension must be for a period of not less than four (4) months and shall continue until the Participant has notified the respective Company to recommence payroll deductions. Each such amendment and notice shall be made by filing a form prescribed by the Administrator with the respective Company’s payroll offices and shall become effective for the first Payroll Period beginning in the calendar month next succeeding the date on which such form is properly filed.

5.             Establishment of Street Account and Purchases

The Administrator shall obtain, on an appropriate form, permission from each Participant to direct the Brokerage Firm to purchase Common Stock from time to time to be deposited in the Street Account pursuant to the Administrator’s directions.

6.             Contributions by the Companies

Subject to an overall limit each calendar year of one (1) million dollars applicable to all such total contributions by the Companies, each Company shall contribute on behalf of each Participant employed by it an amount (the “Company Matching Amount”) equal to twenty-five percent (25%) of such Participant’s Payroll Deduction Amount. Upon reaching the overall calendar year limit of one (1) million dollars, no further Company Matching Amount shall be made to any Participant under the Plan for the remainder of the applicable calendar year.

7.             Transmittal

Pursuant to the Plan, each Company shall accumulate on a monthly basis and hold, without interest, the Payroll Deduction Amounts for each Participant employed by it. All such amounts shall be delivered to the Administrator (to be applied in accordance with the provisions of this Plan) as promptly as possible after the close of the calendar month of withholding. Such delivery shall be accompanied by a transmittal listing the name and Payroll Deduction Amount and the corresponding Company Matching Amount for each Participant. Each Company’s Matching Amount shall be delivered to the Administrator concurrently with such transmittal.

8.             Administration

Upon receipt of the amounts and transmittal set out in Section 7, the Administrator shall forward all of the Payroll Deduction Amounts and the corresponding Company Matching Amounts to the Brokerage Firm and shall direct the Brokerage Firm to purchase for each Participant as many shares of Common Stock as such Participant’s Payroll Deduction Amount and corresponding Company Matching Amount will permit and to deposit such Common Stock into the Street Account.

All commissions and fees incurred as a result of the Administrator’s directions to purchase Common Stock for a Participant shall be borne by the Company employing such Participant.

9.             Confirmations

The Administrator shall forward to each Participant promptly after each purchase is made pursuant to Section 8 hereof a confirmation statement indicating the number of shares of Common Stock then acquired under the provisions of the Plan for the Participant, the cost thereof, the dates of acquisition, and the total number of shares credited to the Participant under the Plan.

10.          Participants’ Sale of Common Stock

A Participant may at any time sell any or all of the Common Stock held for his or her benefit in the Street Account.

A partial or total withdrawal or sale of the Common Stock allocated to a Participant in the Street Account shall have no effect on the Participant’s payroll deductions and shall not effect a termination of the Participant’s participation in the Plan.

11.          Termination of Participation

If a Participant shall die, retire, be totally and permanently disabled or cease to be continuously employed by any Company, such Participant’s participation in the Plan shall thereupon automatically terminate and the respective Company shall notify the Administrator of such termination in writing. The Administrator shall, as soon as is practicable, distribute to the Participant or his or her legal representative, the number of shares in the Street Account allocated to such Participant. Fractional shares shall be distributed in cash.

A Participant may also completely withdraw from the Plan by so declaring on a form to be supplied by the Administrator. In such event, the Administrator shall, as soon as practicable, distribute to the Participant the number of shares in the Street Account allocated to him or her. Fractional shares shall be distributed in cash.

Upon termination of participation or withdrawal from the Plan, Payroll Deduction Amounts withheld from the Participant’s salary or wages not yet delivered to the Administrator pursuant to Section 7 will be returned to him or her or, in the case of death, to his or her estate, without interest or any Company Matching Amount in connection therewith.

12.          Voting and Other Rights

Except as otherwise provided herein, all rights of a holder of Common Stock shall vest in a Participant with respect to the Common Stock standing in the Street Account on such Participant’s behalf.

13.          Transfer of Rights and Common Stock

Unless applicable state or federal law requires a contrary result:

(a)           A Participant in the Plan may not assign, transfer, hypothecate, encumber, commute or anticipate an interest in the Plan, in any cash amount held by the Companies, the Administrator or Brokerage Firm pursuant to the Plan on behalf of each Participant for the purchase of Common Stock or in any Common Stock that may be held in the Street Account on the Participant’s behalf;

(b)           Neither the interest of a Participant in the Plan nor in any cash amount held by the Companies, the Administrator or Brokerage Firm pursuant to the Plan on behalf of each Participant for the purchase of Common Stock nor in any Common Stock that may be held in the Street Account on the Participant’s behalf shall in any way be subject to any legal process or be levied upon or attached for payment of any claim against the Participant; and

(c)           Any such attempted assignment, transfer, hypothecation, encumbrance, commutation or anticipation and any such attempted levy, attachment or other subjection to legal process shall be void and shall not be recognized by the Administrator, the Companies or the Brokerage Firm, as applicable.

14.          Withholding on Company Matching Amounts

All Company Matching Amounts shall be treated as “wages” for services rendered by the Participant and will be subject to withholding for income and employment taxes.

15.          Amendment, Suspension and Termination of the Plan

The Plan shall automatically terminate on June 30, 2013 unless terminated prior to that date pursuant to this Section.

Zenith’s Board of Directors may from time to time amend, suspend or terminate in whole or in part, and if terminated may reinstate, any or all of the provisions of the Plan, except that no amendment, suspension or termination may be made which, in the judgment of such Board of Directors, will retroactively affect adversely the rights of any Participant in the Plan without the prior written consent of such Participant.

The Plan may be suspended or terminated only upon ten (10) days’ prior written notice to the Administrator. In the event of suspension or termination of the Plan:

(a)           Each Company shall deliver to the Administrator all Payroll Deduction Amounts and Company Matching Amounts. Such delivery shall be accompanied by a transmittal listing the names of Participants and Payroll Deduction Amounts and Company Matching Amounts corresponding to each Participant.

(b)           On the business day preceding the effective date of termination or suspension of the Plan, the Administrator shall direct the Brokerage Firm to purchase for each Participant as many shares of Common Stock as the amount of cash, if any, then held for each Participant pursuant to the Plan will permit and to deposit such Common Stock into the Street Account.

(c)           The Administrator shall, as soon as is practicable following suspension or termination of the Plan, distribute to each Participant or his or her legal representative the number of shares of Common Stock in the Street Account allocated to such Participant.

16.          Interpretation

The Board of Directors of Zenith shall have full power and authority to interpret and construe any and all provisions of this Plan finally and conclusively as to all persons and entities having an interest thereunder, to adopt rules and regulations not inconsistent with the Plan for carrying out the Plan or for providing for matters not specifically covered in the Plan and to alter, amend and revoke any rules or regulations so adopted.

17.          Administrator

The Administrator shall be appointed by Zenith’s Board of Directors to administer the Plan and may be discharged at any time in the sole discretion of such Board of Directors. Consequently, nothing in the Plan shall be deemed to create any obligation on the part of Zenith or the Administrator that the Administrator shall continue to administer the Plan. In the event that the Administrator shall cease to administer the Plan, Zenith may appoint any other person(s) or entity to administer the Plan.

18.          Adoption

This Plan may be adopted by any direct or indirect subsidiary of Zenith through action of the Board of Directors of such subsidiary.

19.          Brokerage Firm

The Brokerage Firm shall be engaged by the Zenith’s management and such engagement may be terminated at any time in the sole discretion of such Board of Directors. Consequently, nothing in the Plan shall be deemed to create any obligation on the part of Zenith or the Brokerage Firm that the Brokerage Firm shall continue to serve as Brokerage Firm under the Plan. In the event that the Brokerage Firm is terminated, Zenith’s management may engage any other Brokerage Firm to serve under the Plan.